SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3) *

River Valley Bancorp

(Name of Issuer)

common stock, without par value

(Title of Class of Securities)

768475105

(CUSIP Number)

Thomas M. Davee

430 Fairmount Drive

Madison, Indiana 47250

(812) 701-3328

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

September 10, 2015

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1)	Name of Reporting Persons Thomas M. Davee
2)	Check The Appropriate Box If a Member of a Group (See Instructions) (a) ☐ (b) ☐
3)	SEC Use Only
4)	Source of Funds (See Instructions) personal funds
5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐ not applicable
6)	Citizenship or Place of Organization USA
Number of Shares Beneficially Owned By Each Reporting Person With	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 158,374
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 158,374
11)	Aggregate Amount Beneficially Owned by Each Reporting Person 158,374 shares
12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13)	Percent of Class Represented By Amount in Row (11) 6.3%
14)	Type of Reporting Person (See Instructions) IN

1)	Name of Reporting Persons Mary E. Davee
2)	Check The Appropriate Box If a Member of a Group (See Instructions) (a) ☐ (b) ☐
3)	SEC Use Only
4)	Source of Funds (See Instructions) personal funds
5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐ not applicable
6)	Citizenship or Place of Organization USA
Number of Shares Beneficially Owned By Each Reporting Person With	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 158,374
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 158,374
11)	Aggregate Amount Beneficially Owned by Each Reporting Person 158,374 shares
12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13)	Percent of Class Represented By Amount in Row (11) 6.3%
14)	Type of Reporting Person (See Instructions) IN

This Amendment No. 3 amends the Schedule 13D filed April 14, 2008, as amended by Amendment No. 1 filed December 1, 2008, and Amendment No. 2 filed April 14, 2015.

Item 1.	Security and Issuer

Not amended

Item 2.	Identity and Background

Not amended

Item 3.	Source and Amount of Funds or Other Consideration

Not amended

Item 4.	Purpose of Transaction

The reporting persons reserve the right to take any of the actions outlined in Item 4 of Schedule 13D, paragraphs (a) through (j). Mr. Thomas M. Davee, one of the reporting persons, is considering submission to River Valley Bancorp before the November 19, 2015 deadline disclosed in River Valley Bancorp’s 2015 annual meeting proxy statement a shareholder proposal for inclusion in the 2016 annual meeting proxy statement. The shareholder proposal would be submitted under SEC Rule 14a-8. Mr. Davee is specifically considering a proposal that would give shareholders the opportunity to express their opinion about the restriction in Section 11.01 of the Articles of Incorporation that affects share holdings exceeding 10% of outstanding shares, treating shares over 10% as so-called excess shares and denying their voting rights. The proposal would, if adopted, request the board of directors to propose for shareholder approval an amendment eliminating the restriction. The governing documents of River Valley Bancorp contain numerous unusual provisions that Mr. Davee believes are contrary to good corporate governance and entrench current management and the board at the expense of shareholder value, including the provision denying voting rights of excess shares. Mr. Davee has not finalized plans for submitting a shareholder proposal. The proposal he actually submits to River Valley Bancorp may differ from the proposal outlined concerning voting rights of excess shares, possibly giving shareholders the opportunity to express their opinion about different corporate governance shortcomings or about additional corporate governance questions.

Item 5.	Interest in Securities of the Issuer

(a) Number and percentage of shares held. The reporting persons hold 158,374 shares of River Valley Bancorp common stock. According to River Valley Bancorp’s Form 10-Q for the quarter ended June 30, 2015, there were 2,513,696 shares of River Valley Bancorp common stock outstanding as of August 12, 2015. The 158,374 shares held by the reporting persons constitute 6.3% of those shares.

(b) Voting power and power to dispose. Not amended

(c) Transactions in the past 60 Days. The reporting persons’ transactions in River Valley Bancorp common stock in the past 60 days consist of the following purchases:

date of purchase	number of shares purchased	purchase price per share
July 14, 2015	1,300	22.95
July 24, 2015	9,100	22.92
July 29, 2015	3,900	22.90
August 4, 2015	1,500	22.75
August 5, 2015	800	22.76
August 6, 2015	4,824	22.89
September 10, 2015	8,054	22.48

(d) Dividends and Proceeds of Sale. Not amended

(e) Date on Which the Reporting Persons Ceased to Be Beneficial Owners of More than 5%. Not amended

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Not amended

Item 7.	Material to be Filed as Exhibits

None

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Date:	September 15, 2015	By:	/s/ Thomas M. Davee
Thomas M. Davee

Date:	September 15, 2015	By:	/s/ Mary E. Davee
Mary E. Davee